Exhibit 99.1

Acorn International Reports Financial Results for the Fourth Quarter and Full Year 2019

Full Year Net Revenues Increased 49.5% Year-Over-Year to US$37.5 Million

SHANGHAI, March 12, 2020 — Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”), a leading marketing and branding company in China, today announced its preliminary unaudited financial results for the fourth quarter and year ended December 31, 2019.

Fourth Quarter 2019 Financial Highlights

•	Net revenues increased 21.9% year-over-year in Q4 2019 to US$9.1 million.

•	Gross profit rose 16.8% year-over-year in Q4 2019 to US$6.3 million.

•	Gross margin was 68.8% in Q4 2019, compared to 71.8% in Q4 2018.

•	Income from continuing operations was US$0.4 million in Q4 2019, compared to US$1.6 million in Q4 2018.

•	Net income was US$1.7 million in Q4 2019 as compared to net income of US$3.7 million in Q4 2018. In Q4 2019, the Company recorded a $1.3 million gain from the sale of its subsidiary Zhuhai Acorn Electronic Technology Co., Ltd. (“Zhuhai Acorn”). The year-ago period includes a US$2.0 million gain from the sale of the Company’s Bright Rainbow Investments Limited (“Bright Rainbow”) subsidiary.

Full Year 2019 Financial Highlights

•	Net revenues increased 49.5% year-over-year in 2019 to US$37.5 million.

•	Gross profit rose 46.4% year-over-year in 2019 to US$27.0 million.

•	Gross margin was 72.1% in 2019, compared to 74.3% in 2018.

•	Income from continuing operations was US$1.8 million in 2019, compared to US$2.6 million in 2018.

•	Net income was US$7.8 million in 2019 as compared to net income of US$31.1 million in 2018. In 2019, the Company recorded a US$3.8 million gain on the sale of its former principal office in Shanghai to a third party and a US$1.3 million gain from the sale of its Zhuhai Acorn subsidiary to a third party. Full-year 2018 results include a US$32.1 million gain from the sale Bright Rainbow.

“We closed 2019 on a positive note, with revenues up 49.5%, gross margin in excess of 70%, and net income of US$7.8 million,” said Mr. Jacob A. Fisch, CEO and President of Acorn International. “Both our Babaka branded posture correction products and Acorn Fresh had strong 11.11 Singles Day e-commerce performance, supporting a strong quarter and the close to a strong year.”

“The year 2020 has brought the COVID-19 crisis, and we are making every effort to support our employees, customers and partners through this challenging time. While some of our businesses are seeing increasing demand as more Chinese consumers are shopping from home, we are concerned about supply-side disruption, delivery challenges and the potential for waning consumer demand caused by COVID-19. We continue to monitor this rapidly evolving situation and are taking measures to cut costs and conserve our cash reserves,” Mr. Fisch concluded.

Preliminary Financial Results for the Fourth Quarter of 2019:

Total net revenues were US$9.1 million in the fourth quarter of 2019, up 21.9% from US$7.5 million in the fourth quarter of 2018, primarily due to an increase in e-commerce sales of Babaka branded products and other products, which was partially offset by lower revenues of oxygen-generating products related primarily to the sale of Zhuhai Acorn.

Cost of sales in the fourth quarter of 2019 was US$2.9 million, up 34.9% from US$2.1 million in the fourth quarter of 2018. The increase was attributable to increased sales volume and net revenues.

Gross profit in the fourth quarter of 2019 was US$6.3 million, up 16.8% from US$5.4 million in the fourth quarter of 2018. Gross margin was 68.8% in the fourth quarter of 2019, compared with 71.8% in the fourth quarter of 2018. The slight decrease in gross margin was primarily due to changes in the product and platform mix of Babaka and a higher proportion of Acorn Fresh products, which have a slightly lower margin than Babaka branded products, in the product mix.

Total operating expenses in the fourth quarter of 2019 were US$5.9 million, up 56.0% from US$3.8 million in the fourth quarter of 2018. The increase in operating expenses was due primarily to an increase in selling and marketing expenses to support e-commerce sales and higher general and administrative expenses associated with higher staff expenses due to the expansion of Acorn Digital Services. These expenses were partially offset by an increase in other operating income due to increased revenues from Acorn Digital Services and interest from the long-term loan to Cachet Hotels & Resorts.

Income from continuing operations was US$0.4 million in the fourth quarter of 2019, as compared to income from continuing operations of US$1.6 million in the fourth quarter of 2018.

Other income was US$1.5 million in the fourth quarter of 2019, compared to other income of US$2.0 million in the fourth quarter of 2018. The fourth quarter of 2019 includes a $1.3 million gain from the sale of Zhuhai Acorn, while the year-ago period includes a US$2.0 million gain from the sale of the Company’s Bright Rainbow subsidiary.

Net income from continuing operations was US$2.0 million in the fourth quarter of 2019. This compares to net income from continuing operations of US$3.7 million in the fourth quarter of 2018. Net loss from discontinued operations, which reflects the sale of a majority stake in the Company’s HJX electronic learning products business to a third-party investor and operator in 2017 as well as the Company’s call center operations which were discontinued in the third quarter of 2019 (refer to “Discontinued Operations” discussion below), was US$0.3 million in the fourth quarter of 2019, compared to net income from discontinued operations of US$0.3 million in the fourth quarter of 2018.

Net income attributable to Acorn was US$1.7 million in the fourth quarter of 2019. This compares to net income attributable to Acorn of US$3.7 million in the fourth quarter of 2018.

Preliminary Full Year 2019 Financial Results

Total net revenues were US$37.5 million in 2019, up 49.5% from US$25.1 million in 2018, primarily due to an increase in e-commerce sales of Babaka branded products as well as other products, which was partially offset by lower revenues of oxygen-generating products related primarily to the sale of Zhuhai Acorn.

Cost of sales in 2019 was US$10.5 million, up 58.1% from US$6.6 million in 2018. The increase was attributable to increased sales volume and net revenues.

Gross profit in 2019 was US$27.0 million, up 46.4% from US$18.5 million in 2018. Gross margin was 72.1% in 2019, compared with 74.3% in 2018. The slight decrease in gross margin was primarily due to changes in the product and platform mix of Babaka and a higher proportion of Acorn Fresh products, which have a slightly lower margin than Babaka branded products, in the product mix.

Total operating expenses in 2019 were US$25.2 million, up 59.2% from US$15.8 million in 2018. The increase in operating expenses was due primarily to an increase in selling and marketing expenses to support e-commerce sales as well as higher general and administrative expenses associated with higher staff expenses due to the expansion of Acorn Digital Services and office lease expense, which the Company began to incur starting in December 2018 after the sale of its former principal office. These expenses were partially offset by an increase in other operating income due to increased revenues from Acorn Digital Services and interest from the long-term loan to Cachet Hotels & Resorts.

Income from continuing operations was US$1.8 million in 2019, as compared to income from continuing operations of US$2.6 million in 2018.

Other income was US$7.1 million in 2019, primarily associated with a US$3.8 million gain on the sale of the Company’s former principal office in Shanghai to a third party and a US$1.3 million gain from the sale of Zhuhai Acorn. In 2018, other income was US$32.1 million, which was primarily due to a gain on the sale of the Company’s Bright Rainbow subsidiary.

Net income from continuing operations was US$9.2 million in 2019, which is primarily due to the previously mentioned gain on the sale of the Company’s former principal office to a third party and the gain from the sale of Zhuhai Acorn. This compares to net income from continuing operations of US$35.1 million in 2018, which was primarily due to the previously mentioned gain from the sale of Bright Rainbow.

Net loss from discontinued operations, which reflects the sale of a majority stake in the Company’s HJX electronic learning products business to a third-party investor and operator in 2017 as well as the Company’s call center operations which were discontinued in the third quarter of 2019 (refer to “Discontinued Operations” discussion below), was US$1.2 million in 2019, compared to a net loss from discontinued operations of US$1.0 million in 2018.

Net income attributable to Acorn was US$7.8 million in 2019. This result compares to net income attributable to Acorn of US$31.1 million in 2018.

As of December 31, 2019, Acorn’s cash and cash equivalents, with restricted cash, totaled US$13.5 million. The cash balance at the end of 2019 reflects the payment of cash dividends totaling approximately US$4.5 million in 2019 and a drawdown of approximately US$4.9 million under the long-term loan to Cachet Hotels & Resorts after the increase of loan capacity from US$10 million to US$15 million. This compares to cash and equivalents, with restricted cash, of US$20.2 million as of December 31, 2018. In February 2020, the Company sold an aggregate of approximately US$3.4 million of available-for-sale securities.

Discontinued Operations

In 2017, Acorn reached an agreement to sell a majority stake in its HJX electronic learning products business (“HJX Business”) to a third-party investor and operator, allowing the Company to focus on its core business. Acorn maintains a 37.5% stake in a joint venture established with this third party. As a result of this transaction, the Company is required by applicable accounting rules to treat the historical operations of the wholly-owned HJX Business as discontinued operations and the minority stake in the HJX Business as equity in losses of affiliates in the consolidated statements of operations for all periods presented, subject to the consolidation of the HJX Business into the joint venture entity.

In the third quarter of 2019, the Company completed closing of its call center in Wuxi, China. As a result, the Company is required by applicable accounting rules to treat the historical operations of the call center as discontinued operations for all periods presented.

Sale of Oxygen-Generating Products Business

In the fourth quarter of 2019, the Company’s wholly-owned subsidiary, China DRTV, Inc. entered into an equity transfer agreement to sell 100% of the equity interests in its wholly-owned subsidiary, Zhuhai Acorn, which is engaged in oxygen-generating products business, to an unrelated third-party for a purchase price of US$1,450,000 in cash. The sale was completed in the fourth quarter of 2019 with a $1.3 million gain recorded and the receivables for the purchase price were outstanding as of the date of this report.

Suspension November 2019 Take Private Proposal

On February 14, 2020, Mr. Robert W. Roche, Chairman of Acorn,  delivered a letter (the “February 2020 Letter”) to the special committee of the board of directors of the Company (the “Special Committee”) informing the Special Committee that in light of the uncertainties regarding the impact that the 2019 novel coronavirus outbreak will have on the economy, at this time he and the shareholders of the buyer vehicle are not prepared to pursue the acquisition of the Company (the “Acquisition”) at a purchase price of $0.975 per ordinary share or $19.50 per American Depositary Share as set out in his preliminary non-binding proposal letter dated November 4, 2019. Mr. Roche also stated in the February 2020 Letter that he and the shareholders of the buyer vehicle remain interested in continuing negotiations with the Special Committee regarding the Acquisition. No additional terms or proposals have been discussed at this time and there can be no assurance that negotiations will continue or that a revised offer will be made, that any agreement related to the Acquisition will be reached, or that the Acquisition or any other similar transaction will be consummated.

The Special Committee conducted a meeting to consider next steps in light of the February 2020 Letter. The Committee determined that it would continue discussions with Mr. Roche as and to the extent he was willing to do so, and evaluate next steps based on the nature of these discussions and other factors, with no assurance that any agreement related to the Acquisition will be reached, or that the Acquisition or any other similar transaction will be consummated.

About Acorn International, Inc.

Acorn International is a leading marketing and branding company in China, leveraging a twenty-year direct marketing history to monetize brand IP, content creation and distribution, and product sales, through digital media in China. For more information visit www.acorninternationalgroup.com.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipates,” “believes,” “estimates,” “strives,” “expects,” “future,” “going forward,” “intends,” “outlook,” “plans,” “target,” “will,” and similar statements and include statements with respect to the future impact of COVID-19 on the Company’s business, as well as potential future discussions with Robert Roche re a possible future Acquisition or similar transaction. Such statements are based on management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties, and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, including the extent and duration of the COVID-19 crisis, Mr. Roche’s willingness to engage in discussions re a possible future Acquisition or similar transaction, and the nature of any terms he proposes for the same, which may cause the Company’s actual results, performance, or achievements to differ materially from those in these preliminary financial results and the forward-looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events, or otherwise, except as required by law.

Other factors that could cause forward-looking statements to differ materially from actual future events or results include risks and uncertainties related to: the Company’s ability to successfully improve or introduce new products and services, including to offset declines in sales of existing products and services; the Company’s ability to stay abreast of consumer market trends and maintain the Company’s reputation and consumer confidence; the Company’s ability to execute and maintain a successful market strategy; potential unauthorized use of the Company’s intellectual property; potential disruption of the Company’s manufacturing processes; increasing competition in China’s consumer market; the Company’s U.S. tax status as a passive foreign investment company; and general economic and business conditions in China, as well as potential friction between the U.S. and China associated with their current trade dispute and related factors, which could potentially impact Acorn. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s 2018 annual report on Form 20-F filed with SEC on April 30, 2019. For a discussion of other important factors that could adversely affect the Company’s business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 9 of the Company’s Form 20-F for the fiscal year ended December 31, 2018. The Company’s actual results of operations for the second quarter and first nine months of 2019 are not necessarily indicative of its operating results for any future periods. Any projections in this release are based on limited information currently available to the Company, which is subject to change. Although such projections and the factors influencing them will likely change, the Company will not necessarily update the information. Such information speaks only as of the date of this release.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

Contact:
Acorn International, Inc.	Compass Investor Relations
Mr. Martin Key	Ms. Elaine Ketchmere, CFA
Phone +86-21-5151-8888	Phone: +1-310-528-3031
Email: ir@chinadrtv.com	Email: Eketchmere@compass-ir.com
www.chinadrtv.com	www.compassinvestorrelations.com

- Financial Tables Follow -

ACORN INTERNATIONAL, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In US dollars)

	For the three months ended		For the twelve months ended
	2018/12/31	2019/12/31	2018/12/31	2019/12/31
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues
Direct sales	$5,873,472	$7,755,221	$20,279,172	$31,628,939
Distribution sales	1,622,897	1,383,254	4,800,328	5,855,551
Total net revenues	7,496,369	9,138,475	25,079,500	37,484,490

Cost of revenues
Direct sales	-1,618,963	-2,379,087	-5,068,524	-8,539,108
Distribution sales	-496,164	-474,037	-1,559,922	-1,937,195
Total cost of revenues	-2,115,127	-2,853,124	-6,628,446	-10,476,303

Gross profit
Direct sales	4,254,509	5,376,134	15,210,648	23,089,831
Distribution sales	1,126,733	909,217	3,240,406	3,918,356
Total gross profit	5,381,242	6,285,351	18,451,054	27,008,187
	71.8%	68.8%	74.3%	72.1%
Operating (expenses) income
Other selling and marketing expenses	-3,421,911	-4,598,921	-10,803,845	-18,179,109
General and administrative expenses	-881,257	-1,988,333	-7,196,150	-9,289,440
Other operating income, net	525,834	694,557	2,182,435	2,282,257
Total operating (expenses) income	-3,777,333	-5,892,697	-15,817,560	-25,186,292
Income (loss) from continuing operations	1,603,909	392,654	2,633,494	1,821,895

Interest expense	-	-	-95	-
Interest income	14,102	27,689	399,335	295,295
Other income (expenses), net	2,037,033	1,547,831	32,094,726	7,070,293
Income (loss) from continuing operations before income taxes and equity in losses of affiliates	3,655,044	1,968,173	35,127,460	9,187,483

Income tax - current	-275,047	-3,229	-3,018,150	-194,101
Income tax - deferred			-	-
Income (loss) from continuing operations before equity in losses of affiliates	3,379,997	1,964,944	32,109,310	8,993,382

Discontinued operations :
Income (loss) from discontinued operations	289,591	-286,058	-986,563	-1,151,729
Income (loss) from discontinued operations before equity in losses of affiliates	289,591	-286,058	-986,563	-1,151,729

Equity in losses of affiliates	-	-	-	-

Net income (loss)	3,669,588	1,678,886	31,122,747	7,841,653

Net income (loss) attributable to non-controlling interests	882	-1,737	-4,436	-5,775
Net income (loss) attributable to Acorn International, Inc.	$3,670,470	$1,680,623	$31,127,183	$7,847,428

ACORN INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEETS

(In US dollars)

	2018/12/31	2019/12/31

Cash and cash equivalents	$20,143,783	$13,461,368
Restricted cash	76,243	75,543
Accounts receivable, net	3,520,440	3,611,177
Inventory, net	1,590,319	3,044,758
Other prepaid expenses and current assets	7,936,100	9,173,941
Loan receivable	3,597,392	3,754,735
Held-for-sale assets	2,881,370	468,191
Assets to be abandoned	579,644	16,295
Current assets	40,325,291	33,606,007

Property and equipment, net	660,157	559,964
Available-for-sale securities	38,858,216	38,228,793
Loan to related party	10,050,054	14,804,052
Right of use assets	-	1,133,789
Other long-term assets	243,236	270,745
Total assets	$90,136,954	$88,603,350

Accounts payable	2,057,539	3,172,263
Dividend payable	174,658	133,405
Accrued expenses and other current liabilities	12,726,641	7,881,924
Lease Liability	-	663,285
Income taxes payable	2,096,987	1,394,782
Deferred revenue	174,826	68,798
Liabilities to be abandoned	272,428	214,473
Current liabilities	17,503,079	13,528,930

Lease Liability	-	572,758
Deferred tax liability, net	630,574	620,360
Total liabilities	18,133,653	14,722,048

Ordinary shares	918,844	918,844
Additional paid-in capital	121,962,650	117,445,969
Statutory reserve	8,350,141	8,350,141
Retained earnings	(87,749,530)	(79,902,102)
Beginning balance	(118,876,713)	(87,749,530)
Net income (loss) attributable to Acorn	31,127,183	7,847,428
Appropriation of statutory reserve fund
Accumulated other comprehensive income	56,507,394	55,065,759
Treasury stock, at cost	(28,320,324)	(28,320,324)
Total Acorn International, Inc. shareholders' equity	71,669,175	73,558,288

Noncontrolling interests	334,126	323,014
Total equity	72,003,301	73,881,302
Total liabilities and equity	$90,136,954	$88,603,350

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